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                 SECURITIES AND EXCHANGE COMMISSION
                       450 Fifth Street, N.W.
                       Washington, D.C. 20549
                 ----------------------------------

                             FORM 10-SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES
                     OF SMALL BUSINESS ISSUERS
 Under Section 12(b) and (g) of the Securities Exchange Act of 1934

                       ALR TECHNOLOGIES INC.
           (Name of Small Business Issuer in its charter)

STATE OF NEVADA                    88-0225807
(State or other jurisdiction of    (I.R.S. Employer
incorporation or organization)     Identification No.)

                       15446 Bel-Red Road
                             Suite 310
                       Redmond, Washington
                          98052-5507
    (Address of Principal Executive Offices, including zip code)

Issuer's telephone number, including area code:   (425) 376-2578

Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                            Common Stock
                          (Title of class)

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                               PART I

ITEM 1.   DESCRIPTION OF BUSINESS

Background

     ALR TECHNOLOGIES, INC. (the "Company") was incorporated under the laws of the State of Nevada on March 24, 1987 as Mo Betta Corp. On December 28, 1998, the Company changed its name from Mo Betta Corp. to ALR Technologies Inc.

     Prior to April 1998, the Company was inactive. In April 1998, the Company changed its business purpose to marketing and manufacturing a pharmaceutical compliance device which was owned by A Little Reminder
(ALR) Inc. ("ALR").

     On October 21, 1998, the Company entered into an agreement with ALR whereby the Company would have the non-exclusive right to distribute certain products of ALR described below.

     In April 1999, the Company acquired 99.9% (36,533,130) of the issued and outstanding Class A shares of common stock of ALR in exchange for 36,553,130 shares of the Company's common stock thereby making ALR a subsidiary corporation of the Company. ALR also has outstanding 124,695 shares of Class B common stock, none of which is owned by the Company. 6,000,000 of the foregoing shares were returned to the Company to be cancelled.

     ALR was incorporated pursuant to the Company Act of British Columbia on May 24, 1996. ALR continued its jurisdiction under the laws of Canada on September 23, 1996 and to the state of Wyoming on
July 31, 1998.   ALR owns one subsidiary corporation, Timely Devices,
Inc. ("TDI"). TDI was founded in Edmonton, Alberta, Canada on July 27, 1994. ALR owns all of the total outstanding shares of TDI. TDI has only one class of common stock outstanding.

     In December 1998, the common shares of the Company began trading on the Bulletin Board operated by the National Association of Securities Dealers Inc. under the symbol "MBET." Subsequently the symbol was changed to "ALRT."

Products

     The Company, through ALR and ALR's wholly owned subsidiary corporation, TDI, manufactures, markets and distributes an electronic medication compliance device called the ALRT Medication Reminder(TM)
(the "Reminder"). The Reminder, which is approximately 1" x 2" x 1/4" in size, is small enough to be extremely mobile, yet reliable and effective in reminding patients to take medications in a timely manner. Based upon programming by the pharmacist or health care professional, the Reminder admits a sound in order to alert a patient that it is time for his medication.





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     The Reminder is programmed by the pharmacist or health care professional by using a programming station (the "Program Station"). The Program Station is approximately 4" x 5" x 1" and fits conveniently on the pharmacist's counter. The Reminder is inserted into to the Program Station. The pharmacist enters the information schedule into the Program Station and the same is transmitted through the Program Station to the Reminder. Thereafter, the Reminder will alert the patient when it is time for medication.

Benefits of a Reminder System

     The Company believes that a reminder system benefits the patient by alerting him to take his medication at prescribed times thereby eliminating illness and sickness resulting from the patient's failure to take his medication. Medication non-compliance often results in further treatment complications which can become more expensive than simple medication therapy.

     In addition, where required doses of medication are missed by a patient, bacteria become tolerant to the unconcentrated dosage which can result in the medication becoming ineffective for the patient. Further, by not taking the prescribed medication at the prescribed times, bacteria develop resistance to certain prescription drugs and often the overall efficacy of the drug is lost. In these cases, the health of the patient is jeopardized and pharmaceutical drug manufacturers ("Pharmas") must develop a new drug at an increased expense in order to address that resistance. Hence medication compliance creates a healthier customer.

The Industry & Market

     Over 3 billion prescriptions are written annually in North America and over 11 billion worldwide. Approximately 40% of these prescriptions are written for "chron-meds" - patients on long-term medication treatments. Over half of all prescriptions issued are taken improperly either not in a timely manner, or not at all.

     A 30-day prescription is typically renewed in 42 days, causing a loss of revenue to Pharmas and retail drug stores up to 40% of potential revenues.

Marketing Strategy

     The Company intends to target Pharmas located in the United States and Canada because North America is the largest single pharma market in the world. The Company believes that by targeting Pharmas, the Pharmas will insist upon the Company's products being recommended or included with a prescriptive medicine. The Company also anticipates directing its marketing efforts toward the Health Maintenance Organizations ("HMOs") which are constantly looking for ways to cut medical expenses.





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Another channel of distribution would include on-line sales on the
Company's web-site and through on-line drug stores. Finally, the Company intends to promote its Reminder and Program Station to pharmacies in the United States. The Company intends to do so through direct communications and correspondence as well as promoting the same through specific therapeutic class health organizations such as the American Heart Association or Diabetes Foundation.

Manufacturing

     The Reminder and Program Stations are manufactured by Electronics Manufacturing Group, Inc. ("EMG") in Calgary, Alberta, Canada pursuant to a written agreement with the Company. Assembly, testing, and packaging is completed by ALR in Edmonton, Alberta, Canada. The Reminder and Program Stations are shipped from the Company's office located in Edmonton, Alberta, Canada.

     In the event the services of EMG are terminated by the Company or EMG terminates its agreement with the Company, the Company believes that there are a number of contract manufactures located in the United States, Mexico and Canada that will be able to manufacture the Company's Reminder and Program Station.

Patents and Licenses

     The Company through ALR and TDI own the following patents and proprietary rights:

     1. Patent to the Reminder and Program System registered in the United States in February 1997 (Patent No. 5,602,802) and pending registration in Canada in October 1996 (No. A12,131,783).

     2.   Registered trademark "A Little Reminder," registration number
TMA 489,443.

     The Company intends to register trademarks for TDI, ALRT, ALRT Medication Reminder and ALR in the United States and Canada. While the Company intends to register the foregoing trademarks, there is no assurance that the trademarks will ever be registered or if registered will protect the Company's rights thereunder.

Product Research

     The Company is currently engaging in product research and development to simplify the programming of the Reminder. The new methods of programming the Reminder are "Serial" and "On-Screen" and are outlined below.








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Serial Programming

     This method of programming the Reminder makes use of software running on a personal computer to send the alarm times through the computer's serial port to a simplified programmer.

     The serial programmer requires fewer components than the stand-alone programmer and can therefore be manufactured at significantly lower cost.

     The programmers can be installed in pharmacies at much lower cost. This will allow the Company more flexibility in providing incentives to expand the base of installed programmers. Software-driven programming is faster and more convenient in higher volumes than stand-alone programming.

On-Screen Programming

     This method of programming makes use of software running on a personal computer to send the alarm times to the Reminder through the computer screen. This method is completely software-driven and requires no separate hardware or programmer. Onscreen programming is currently under development.

     This will be the least expensive method since no hardware beyond the pharmacist's personal computer is involved. The only costs are the up-front software development costs to the Company.

     This method will be made available over the Internet. The task of programming a Reminder can then be accomplished instantly, anywhere, by anyone authorized to do so by the Company.


Competition

     The Company competes with other corporations that produce medication compliance devices, some of whom have greater financial, marketing and other resources than the Company.

Employees

     The Company presently employs five persons, two of whom are officers of the Company. The Company intends to hire additional employees on an as-needed basis.











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Offices

     The Company's corporate offices are located at 15446 Bel-Red Road, Suite 310, Redmond, Washington 98052-5507, telephone (425) 376-2578. The Company leases 1,000 square feet of office space from Group Health Cooperative pursuant to a written lease. The term of the lease is two years and the monthly rental payment is $1,690.00. The lease commenced on March 15, 1999 and will expire on March 31, 2001.

     ALR's western Canadian sales offices are located at 650 Georgia Street, Suite 2000, Vancouver, British Columbia V6B 4N8, telephone
(604) 685-0992. ALR leases 1,077 square feet of office space from SANWA Bank Canada pursuant to a written lease. The term of the lease will expire on June 29, 1999 and the monthly rental payment is $1,347.00.

     TDI leases office space located at 18161 102 Avenue, Edmonton, Alberta, Canada, telephone (780) 448-0510. TDI leases 2,350 square feet of space from York Realty, Inc. pursuant to a written lease. The term of the lease is sixty (60) months and the monthly rental payment is $1,460.00. The lease commenced on June 1, 1998 and will expire on May 31, 2003.

Public Relations

     The Company has retained Hastings West Ventures Corporation
("Hastings") of Vancouver, British Columbia, Canada to provide investor relations services for the Company.

Risks Associated with the Year 2000

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including among others, temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Since the Company has yet to acquire any technology in support of its services, the planned acquisitions will most likely involve hardware and software which is relatively new and therefore management does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant hardware and software suppliers, the Company intends to determine the extent to which the Company's systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues and take measures to reduce the Company's exposure, such as, finding alternative suppliers or requiring the suppliers to correct Year 2000





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compliance issues prior to the Company acquiring the product.  The
Company anticipates that this will be an ongoing process. There can be no assurances that the systems of suppliers or other companies on which the Company may rely on will be converted in a timely manner and will not have a materially adverse effect on the Company's systems. The Company believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Company's business, financial condition and results of operations.

Risk Factors.

     1. Limited History of Operations and Reliance on Expertise of Certain Persons. The Company has no history of operations. The management of the Company and the growth of the Company's business depends on certain key individuals who may not be easily replaced if they should leave the Company.

     2. Market Acceptance. The Company's success and growth will depend upon the Company's ability to market its existing products. The Company's success may depend in part upon the market's acceptance of, and the Company's ability to deliver and support its products. See "Description of Business - Products."

     3. Liquidity; Need for Additional Financing. The Company believes that it will need additional cash during the next twelve months. If the Company is unable to generate a positive cash flow before its cash is depleted , it will be required to curtail operations substantially, and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, if capital is available, or to obtain it on terms favorable to the Company. The Company is currently suffering from a lack of liquidity that it believes will impair its short-term marketing and sales efforts and adversely affect its results for the current quarter and until the offering proceeds are received. See "Financial Statements."

     4. Dependence Upon Suppliers. The Company relies on a number of suppliers to provide certain raw materials for its products. The interruption of certain sources of supply or the failure to adapt materials to the Company's changing technological requirements could disrupt the Company's ability to manufacture products or cause the Company to incur costs associated with the development of alternative sources, either of which could adversely affect the Company's financial performance. See "Description of Business - Manufacturing."









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     5.  Technology Risk.  The Company and its competitors utilize different applications of known technology. Should a competitor develop a technological breakthrough that cannot be adapted to the Company's systems or develop a more effective application of existing technology, the Company's products would be at risk of becoming obsolete.

     6. Competition. Some of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's products compete indirectly with numerous other products. As the markets for the Company's products expand, the Company expects that additional competition will emerge and that existing competitors may commit more resources to those markets.

     7. Product Defects. In the event any of the Company's products prove defective, the Company may be required to redesign or recall products. While the Company has not had a recall to date, a redesign or recall could cause the Company to incur significant expenses, disrupt sales and adversely affect the reputation of the Company and its products, any one or a combination of which could have a material adverse affect on the Company's financial performance.

     8. Product Reliability; Warranty. The Company's products have not been in service for a sufficient time to determine their reliability. Failure of a substantial number of the Company's products would result in severe damage to the Company's reputation and a large warranty expense for the Company.

     9. Patents and Trademarks. The Company and ALR presently hold certain patents and trademarks and are attempting to expand their patent and trademark protection. While the Company believes that patent rights are important and protect the Company's proprietary rights in the patented technologies, there can be no assurance that any future patent application will ultimately mature as an issued patent, or that any present or future patents of the Company will prove valid or provide meaningful protection from competitors. See "Business - Patents and Trademarks."

     10. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its officers and directors.

     11. Issuance of Additional Shares. Approximately 42,902,159 shares of Common Stock or 57.20% of the 75,000,000 authorized shares of Common Stock of the Company are unissued. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, other than in the exercise of options and warrants, the

Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders. See "Description of Securities."

     12. Indemnification of Officers and Directors for Securities Liabilities. The Company's Bylaws provide that the Company will indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in laws of the state of Nevada. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     13. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors. See "Description of the Securities."

     14. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors.

     15.  Impact of Year 2000 Issue.   The Company has reviewed its
internal computer systems and products and their capability of recognizing the year 2000 and years thereafter. The Company expects that any costs relating to ensuring such systems to be year 2000 compliant will not be material to the financial condition or results of operations of the Company.

Safe Harbor Provisions

     Except for the description of historical facts contained herein, this Form 10-SB contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 concerning future applications of the





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technologies to be acquired by the Company and the Company's proposed services and future prospects, that involve risks and uncertainties, including the possibility that the Company will: (i) be unable to commercialize services based on its technology, (ii) ever achieve profitable operations, or (iii) not receive additional financing as required to support future operations, as detailed herein and under "Item 2, Management's Discussion and Analysis or Plan of Operations" and from time to time in the Company's future filings with the Securities and Exchange Commission and elsewhere. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The Company has been largely inactive since its incorporation and hence has not yet received revenues from operations, profitability or break-even cash flow. See "Item 7. Certain Relationships And Related Transactions."

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has issued 250,000 shares of common stock for cash proceeds of $125,000 and has made a non-transferable rights offering to certain shareholders allowing the holder to acquire one share of common stock for cash proceeds of $0.50 per share. Under the rights offering 248,070 shares were issued in consideration of $124,035. Other than the foregoing, and as disclosed in this Form 10-SB, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     Though the Company's subsidiary ALR initiated sales through a distribution contract with Novopharm Quebec in December 1996, substantive sales were not commenced until the fourth quarter of 1997. The current generation of product began production in September 1998 and has proven to be reliable.

     The Company is continuing to develop product enhancements that will provide significant savings to production costs and increase market penetration.

     The Company does not intend to purchase a plant or significant equipment.

     The Company will hire employees on an as needed basis.  The
Company expects to hire additional employees during the next six months, however the Company cannot at this time determine the number of employees it will be hiring.

     The Company expects to earn revenues in the fourth quarter of 1999. There is no assurance, however, that the Company will earn said revenues.

RESULTS OF OPERATIONS - JULY 1, 1997 THROUGH DECEMBER 31, 1998.

     While the Company has been in the development stage as defined in Statement of Financial Accounting Standards No. 7 and has lacked operating results since its incorporation, its main subsidiary, ALR has had operating results since July 1, 1996. The following is an analysis of those results.

For the Period January 1, 1999 through March 31, 1999

     Sales for the period were $36,023 and cost of goods sold were $24,167. This resulted in a gross margin of $11,856 or 33%. The Company expects higher sales revenue in the near future which will help offset the fixed costs associated with operating the Company. There is no assurance, however, that the Company will increase its sales revenue in the near future.

For the Period July 1, 1998 through December 31, 1998

     Sales for the period were $218,208. ALR sold over 20,000 units of product at an average price of $10.80 per unit. Because production levels are inadequate to receive substantial discounts for quantity purchase of parts and supplies, Costs of Goods Sold was 73% of Revenues, resulting in a gross margin of 27%. The Company anticipates as sales increase, the costs of goods sold as a percentage of revenues will be substantially reduced due to economies of scale form larger production runs. Overall production and development costs will increase as sales increase.

For the Period July 1, 1997 through June 30, 1998

     Sales were $409,870 and costs of goods sold $297,024 resulting in a gross profit of $112,846. Sales increased three fold over results from the year ended June 30, 1997 due in large part to a more reliable product and an emphasis by ALR's main customer to increase product sales during this period.







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     Expenses were $339,556 for the period.  Professional fees and other costs of combination for the two businesses were substantially absent relative to costs associated with same during six month period ended December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES.

     The Company has issued 38,097,841 shares of its Common Stock to shareholders of ALR, officers, directors and others. The Company has no operating history and no material assets other than the assets of ALR. The Company and its subsidiaries had $49,390 in cash as of December 31, 1998.


ITEM 3.        DESCRIPTION OF PROPERTIES

     The Company does not currently own any real property. The Company's corporate offices are located at 15446 Bel-Red Road, Suite 310, Redmond, Washington 98052-5507, telephone (425) 376-2578. The
Company leases 1,000 square feet of office space from Group Health Cooperative pursuant to a written lease. The term of the lease is two years and the monthly rental payment is $1,690.00. The lease commenced on March 15, 1999 and will expire on March 31, 2001.

     ALR's western Canadian sales offices are located at 650 Georgia Street, Suite 2000, Vancouver, British Columbia V6B 4N8, telephone
(604) 685-0992. ALR leases 1,077 square feet of office space from SANWA Bank Canada which expires on June 29, 1999. The monthly rental payment is $1,347.00.

     TDI leases office space located at 18161 102 Avenue, Edmonton, Alberta, Canada, telephone (780) 448-0510. TDI leases 2,350 square feet of space from York Realty, Inc. pursuant to a written lease. The term of the lease is sixty (60) months and the monthly rental payment is $1,460.00. The lease commenced on June 1, 1998 and will expire on May 31, 2003.

     The Company owns no other property. TDI owns inventory consisting of Reminders and Program Stations and raw materials.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

     The following table sets forth, as of April 22, 1999, the beneficial shareholdings of persons or entities holding five per cent or more of the Company's common stock, each director individually, each named executive officer and all directors and officers of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial.

                         Amount and
                         Nature of
Name and Address         Beneficial                         Percent
of Beneficial Owner      Owner          Position            of Class

Robert G. Eadie                  0      President and        0.00%
1489 Marine Dr.                         a member of the
Suite 311                               Board of Directors
W. Vancouver, B.C.
Canada V7T 1B8

Lorne Drever             3,400,000[1]   Vice President and  10.59%
17703-57th Avenue                       Member of the
Edmonton, AB T6M 1E1                    Board of Directors

Greg Rae                         0      Vice President of    0.00%
258 E. 26th Ave.                        Technology and
Vancouver, B.C.                         Member of the
Canada V5V 2H3                          Board of Directors

All officers and         3,400,000                          10.59%
directors as a group.
(3 persons)

[1] Shares are owned by 706166 Alberta Ltd. Does not include an additional 2,550,000 shares of common stock which Mr. Drever has agreed to return to the Company. As of the date hereof, Mr. Drever has not returned said 2,550,000 shares of common stock to the Company.

     No arrangements exist which may result in a change in control of the Company.

     The Company has adopted a non-qualified incentive stock option plan and granted options to Michael Best, a former Chief Executive Officer of the Company and to Mr. Norman R. van Roggen a former director of the Company. Messrs. Best and van Roggen each received options to purchase up to 100,000 shares of common stock at an exercise price of $0.50 per share. The options expire two years from June 4, 1999. The Company has promised to prepare and file a Form S-8 registration statement with the Securities and Exchange Commission registering the shares issued and issuable under the non-qualified stock option plan which include Messrs. Best and van Roggen's shares. As of the date hereof, said Form S-8 registration statement has not been filed with the Commission. Other than the foregoing, the Company has not granted any other stock options or stock appreciation rights to any other individuals as of the date hereof.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS

     The name, age and position held by each of the directors and officers of the Company are as follows:

Name                Age       Position Held

Robert G. Eadie     33        President and member of the Board of
                              Directors

Lorne Drever        38        Vice President and member of the Board
                              of Directors

Greg Rae            35        Vice President - Technology and member
                              of the Board of Directors

     All directors have a term of office expiring at the next annual general meeting of the Company, unless re-elected or earlier vacated in accordance with the bylaws of the Company. All officers have a term of office lasting until their removal or replacement by the board of directors.

Robert G. Eadie - President and a member of the Board of Directors of the Company and ALR.

     Mr. Robert G. Eadie has been President and a member of the Board of Directors of the Company and ALR since April 21, 1998. For the last five years, Mr. Eadie has been self-employed as corporate finance and development consultant to several corporations. From March 1996 to September 1997, Mr. Eadie was a member of the Board of Directors of International All-North Resources Ltd., a Canadian corporation engaged in the natural resource business. Since April 1998, Mr. Eadie has been a member of the Board of Directors of Freemont Gold Corporation, a Canadian corporation engaged in the business of mining.

Lorne Drever - Vice President and member of the Board of Directors of the Company and ALR.

     Mr. Lorne Drever was appointed to the position of Vice President and member of the Board of Directors of the Company and ALR on June 4, 1999. Mr. Drever founded TDI and has served as President of TDI since 1995. Prior to becoming President of TDI, Mr. Drever was engaged in the business of consulting corporations with respect to streamlining work flows and paper flows within inter-office and intra-office systems. Prior to the foregoing, Mr. Drever was employed as a teacher. Mr. Drever hold a Bachelor of Education degree and a Bachelor or Physical Education degree from the University of Alberta.

Greg Rae - Vice President of Technology and a member of the Board of Directors of the Company and ALR.

     Mr. Greg Rae has been Vice President of Technology and a member of the Board of Directors of the Company and ALR since January 1999. Since 1993, Mr. Rae has been a consultant and project manager of Spearhead Systems located in Vancouver, British Colombia which is engaged in the business of providing technology and automation solutions for corporate clients.

Promoters

     Mr. Sidney Chan and his corporation, The Knight's Group of
Companies, are deemed to be promoters of the Company.

     Mr. Ken McDonald is a deemed promoter of the Company. Mr McDonald is the owner of Hastings, the Company's investor relations consultant.


ITEM 6.   EXECUTIVE COMPENSATION

     Directors and Officers of the Company, both past and present, have received the following compensation:


                     SUMMARY COMPENSATION TABLE
(a)        (b)   (c)     (d)   (e)     (f)         (g)        (h)     (i)
                               Other   Restricted  Securities
Name and                       Annual  Stock       Underlying LTIP    All Other
Principal                      Compen-             Options/           Compen-
Position   Year  Salary  Bonus sation  Award(s)    SARs       Payouts sation
                 ($)     ($)   ($)     ($)         (#)        ($)     ($)

Lorne
 Drever    1998  43,902  0     0       0           0          0       0
CEO &      1997  24,390  0     0       0           0          0       0
 Director  1996  18,293  0     0       0           0          0       0

Michael
 Best      1998       0  0     0       0           0          0       0
CEO &      1997       0  0     0       0           0          0       0
 Director  1996       0  0     0       0           0          0       0
(resigned)

Robert
 Eadie     1998       0  0     0       0           0          0      0
President  1997       0  0     0       0           0          0      0
& Director 1996       0  0     0       0           0          0      0

Gregory
 Rae       1998       0  0     0       0           0          0      0
Vice       1997       0  0     0       0           0          0      0
President  1996       0  0     0       0           0          0      0
 & Director

Norman van 1998       0  0     0       0           0          0      0
 Roggen    1997       0  0     0       0           0          0      0
Director   1996       0  0     0       0           0          0      0
(resigned)

Michael    1998       0  0     0       0           0          0      0
 Morrison  1997       0  0     0       0           0          0      0
President  1996       0  0     0       0           0          0      0
 & Director
(resigned)

Rita
 Dickson   1998       0  0     0       0           0          0      0
Secretary  1997       0  0     0       0           0          0      0
(resigned) 1996       0  0     0       0           0          0      0

     The Company has not granted any stock options or stock appreciation rights to its officers or directors other than those granted to Messrs. Best and van Roggen.

     On June 4, 1999, the Company entered into a termination agreement with Michael Best, the Company's former Chief Executive Officer and Chairman of the Board of Directors. Under the terms of the agreement with Mr. Best, the Company has agreed to pay Mr. Best the sum of $14,999.97 payable in three installments of $4,999.99 each. The first installment is due on June 30, 1999 with a like payment on July 31, 1999 and August 31, 1999. Further, upon execution of the agreement the Company paid Mr. Best $10,000 for expenses. Mr. Best was also granted an option, pursuant to the Company's non-qualified incentive stock option plan (the "Plan"), to purchase 100,000 shares of the Company's common stock at an exercise price of $0.50 per share. The option will expire two years from June 4, 1999. The Company also agreed to register the Plan and Mr. Best's options and underlying shares on a Form S-8 registration statement. Mr. Best will receive a commission of $0.10 for each Reminder and 3% for each Program Station sold to Ely Lilly through December 31, 2000. Further, Mr. Best will receive $0.07 for each Reminder and 2.1% for each Program Station sold to Planet RX, soma.com and Drugstore.com through December 31, 2000. Finally, the Company will indemnify Mr. Best against all claims made against him by anyone as a result of his acts as Chief Executive Officer of the Company.

     On June 4, 1999, the Company entered into termination agreement with Norman van Roggen, a former member of the Board of Directors. Under the terms of the agreement, Mr. van Roggen, was granted an option, pursuant to the Company's non-qualified incentive stock option plan (the "Plan"), to purchase 100,000 shares of the Company's common stock at an exercise price of $0.50 per share. The option will expire two years from June 4, 1999. The Company also agreed to register the Plan and Mr. van Roggen's options and underlying shares on a Form S-8 registration statement. Finally, the Company will indemnify Mr. van Roggen against all claims made against him by anyone as a result of his acts as a Director of the Company.

     The Company does not have any long-term incentive plans and accordingly no grants were made in the 1998 fiscal year.

     There are no standard or other arrangements pursuant to which the Company's directors were compensated in their capacity as such during the 1998 fiscal year.

     There are no compensation arrangements for employment, termination of employment or change-in-control between the Company and the Named Executive Officers.

     The Company intends to pay the following salaries to its officers in 1999, subject to the Company generating sufficient revenues to pay the same.

     Lorne Drever                  $ 60,000
     Gregory Rae                   $ 60,000

     The Company anticipates generating revenues from the sale of Reminder and the Programming Station in the fourth quarter of 1999.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1987, the Company issued 11,000 shares of common stock to Michael Morrison, the Company's sole officer and director.

     On March 6, 1996, Michael Morrison sold 500 of the aforementioned shares of common stock to Mr. Mark Gavard.

     On April 21, 1998, Michael Morrison sold 10,000 of the aforementioned shares of common stock to Robert Eadie and resigned as the Company's sole officer and director and Robert G. Eadie was appointed sole director of the Company and Rita S. Dickson was appointed Secretary of the Company.

     On October 21, 1998, the Company amended its articles of incorporation increasing the authorized capital of the Company to 75,000,000 shares of common stock $0.001 par value per share. Further, the Company authorized a stock split on the basis of 1,000 for 1.

     On October 22, 1998, the Company executed a distribution agreement with ALR wherein the Company acquired a non-exclusive right to distribute and market the Reminder and the Program Station.

     On October 22, 1998, Rita Dickson resigned as the Company's
Secretary.

     On December 28, 1998 the Company changed its name to ALR
Technologies, Inc.

     On April 30, 1999, the Company completed the acquisition of 99.9% of the outstanding Class A shares of common stock of A Little Reminder
(ALR) Ltd.

     On April 30, 1999, the Company concluded a rights offering.

     On June 13, 1998, ALR loaned TDI $100,000 as evidence by a promissory note of the same date. The interest rate on the loan is 1% above the prime rate charged commercial customers for unsecured commercial loans by The Royal Bank of Canada, Vancouver Branch. The loan was due and payable on July 15, 1998, but remains unpaid as of the date hereof.

     On February 17, 1999, 706166 Alberta Ltd., 745797 Alberta Ltd., Dean Drever and Sandra Ross entered into a lock-up agreement (the "Lock-Up Agreement") wherein said shareholders agreed not to dispose of an aggregate of 8,000,000 Class A common shares of ALR's common stock. The Lock-Up Agreement further provides that upon certain conditions being met, said shareholders will submit for cancellation an aggregate of 6,000,000 shares of the Company's common stock. As of the date hereof the conditions have not been met and the 6,000,000 shares have not been returned to the Company. If the foregoing conditions are met, and there is no assurance said conditions will ever be met, the remaining 2,000,000 shares held by said shareholders will be subject to the terms and conditions of a Pooling Agreement and amendment described below.

     A voluntary pooling agreement, dated July 27, 1998, (the "Pooling Agreement") initially among two shareholders of the ALR, being 706166 Alberta Ltd. and 745797 Alberta Ltd., Russell & DuMoulin (the "Trustee"), and all shareholders who subsequently agreed to be bound by the terms of the Pooling Agreement (collectively the "Pooled Shareholders"), the Pooled Shareholders holding an aggregate of 20,000,000 Common Shares of ALR (the "Pooled Shares"), agreed to deliver and have delivered the Pooled Shares to the Trustee.

     The Pooling Agreement allowed for the transfer of the Pooling Shares within the Pool. As at the date hereof, the Pooled Shareholders have transferred a portion of their Pooled Shares to a number of entities, none of whom beneficially owned, directly or indirectly, more than 10% of the outstanding Common Shares of ALR. All of the transferees of such Pooled Shares agreed to be bound by the terms and conditions of the Pooling Agreement.

     The provisions of the Pooling Agreement further provided that the pooling agreement would apply to any shares or securities into which the Pooled Shares may be converted, changed, reclassified, redivided, redesignated, subdivided or consolidated of the ALR that may be received by the registered holder of the Pooled Shares on a reorganization, amalgamation, consolidation or merger, statutory or otherwise. Consequently, ALR Pooled Shares were exchanged for shares of common stock of the Company and are now subject to the terms of the Pooling Agreement.

     The Trustee was authorized to release any shares that may be the subject of the Pooling Agreement to the registered holder of such shares, pro rata, on the following basis:

     a.   20% one year from April 30, 2000 (the "First Release");
     b.   20% three (3) months following the First Release;
     c.   20% six (6) months following the First Release;
     d.   20% nine (9) months following the First Release; and
     e.   20% twelve (12) months following the First Release.

     It is a condition of the Lock-Up Agreement that the Pooled Shareholders shall have agreed to be bound by the terms of an amended pooling agreement. The Pooled Shareholders have entered into an amended pooling agreement dated February 17, 1999 (the "Amended Pooling Agreement") substantially on the same terms and conditions as the Pooling Agreement. The Amended Pooling Agreement provides for the termination and replacement of the Pooling Agreement with the Amended Pooling Agreement. The Amended Pooling Agreement further provides that upon certain conditions occurring, the remaining 2,000,000 Offered Shares to be held by the Principal Shareholders after such surrender will be released by the Trustee, pro rata, on the following basis:

     a.   20% on October 1, 1999; and
     b. 20% on each of three (3), six (6), nine (9), and twelve (12) months following October 31, 1999.

     All other shares subject to the Amended Pooling Agreement will be released from Pool in the manner provided for in the original Pooling Agreement.

     On June 4, 1999, Michael Best resigned as Chief Executive Officer and a Director of the Company and Norman van Roggen resigned as a Director of the Company.

     On June 4, 1999, the Company entered into a termination agreement with Michael Best, the Company's former Chief Executive Officer and Chairman of the Board of Directors. Under the terms of the agreement with Mr. Best, the Company has agreed to pay Mr. Best the sum of $14,999.97 payable in three installments of $4,999.99 each. The first installment is due on June 30, 1999 with a like payment on July 31, 1999 and August 31, 1999. Further, upon execution of the agreement the Company paid Mr. Best $10,000 for expenses. Mr. Best was also granted an option, pursuant to the Company's non-qualified incentive stock option plan (the "Plan"), to purchase 100,000 shares of the Company's common stock at an exercise price of $0.50 per share. The option will expire two years from June 4, 1999. The Company also agreed to register the Plan and Mr. Best's options and underlying shares on a Form S-8 registration statement. Mr. Best will receive a commission of $0.10 for each Reminder and 3% for each Program Station sold to Ely Lilly through December 31, 2000. Further, Mr. Best will receive $0.07 for each Reminder and 2.1% for each Program Station sold to Planet RX, soma.com and Drugstore.com through December 31, 2000. Finally, the Company will indemnify Mr. Best against all claims made against him by anyone as a result of his acts as Chief Executive Officer of the Company.

     On June 4, 1999, the Company entered into termination agreement with Norman van Roggen, a former member of the Board of Directors. Under the terms of the agreement, Mr. van Roggen, was granted an option, pursuant to the Company's non-qualified incentive stock option plan (the "Plan"), to purchase 100,000 shares of the Company's common stock at an exercise price of $0.50 per share. The option will expire two years from June 4, 1999. The Company also agreed to register the Plan and Mr. van Roggen's options and underlying shares on a Form S-8 registration statement. Finally, the Company will indemnify Mr. van Roggen against all claims made against him by anyone as a result of his acts as a Director of the Company.


ITEM 8.   LEGAL PROCEEDINGS

     There are no material legal proceedings to which the Company is subject to or which are anticipated or threatened.


ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Company's shares are traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (the "Bulletin Board") under the trading symbol "ALRT" The Company's shares did not begin trading until December 21, 1998. Summary trading by quarter for the 1998 and 1997 fiscal years and the first quarter of 1999 are as follows:

     Fiscal Quarter           High Bid [1]   Low Bid [1]
     1999
          First Quarter       2.30           0.47
     1998
          Fourth Quarter      0.10           0.10
          Third Quarter       0.00           0.00
          Second Quarter      0.00           0.00
          First Quarter       0.00           0.00
     1997
          Fourth Quarter      0.00           0.00
          Third Quarter       0.00           0.00
          Second Quarter      0.00           0.00
          First Quarter       0.00           0.00

[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     At June 16, 1999, there were 32,097,841 common shares of the Company issued and outstanding.

     At May 17, 1999, there were 130 holders of record including common shares held by brokerage clearing houses, depositories or otherwise in unregistered form. The beneficial owners of such shares are not known by the Company.

     No cash dividends have been declared by the Company nor are any intended to be declared. The Company is not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render the Company insolvent. Dividend policy will be based on the Company's cash resources and needs and it is anticipated that all available cash will be needed for working capital.

     From July 7, 1997 to April 7, 1998, the common stock of ALR traded in a range of $0.15 to $1.55 per share on the Vancouver Stock Exchange. The common shares were subsequently halted from trading on the Vancouver Stock Exchange on April 7, 1998 pending a change of business purpose. On July 27, 1998, ALR requested that ALR's common shares be delisted from the Vancouver Stock Exchange.

ITEM 10.    RECENT SALES OF UNREGISTERED SECURITIES

     The Company was incorporated in 1987. In the past three fiscal years, the Company has issued the following unregistered securities for the following consideration. There were no underwriters engaged and no underwriting discounts or commissions paid. All issues were made pursuant to exemptions from registration contained in Reg. 504 or
Section 4(2) of the 1933 Securities Act (the "Act").

     In 1987, the Company issued 11,000 shares of Common Stock to Michael Morrison. The shares were issued pursuant to Reg. 4(2) of the Securities Act. Subsequently, Mr. Morrison sold 500 shares of the aforementioned 11,000 shares to Mark Gavard and also sold 10,000 of the foregoing shares to Robert Eadie, the Company's President and the shares were split on a 1,000 for 1 basis. As a result, Robert Eadie received the equivalent of 10,000,000 shares of common stock and Messrs. Morrison and Gavard each held the equivalent of 500,000 shares of common stock.

     In November 1998, the Company completed the sale of 41,500 shares of its common stock to 42 individuals in consideration of $20,750. The foregoing shares were sold pursuant to Reg. 504 of the Act and a Form
D was filed with the Securities and Exchange Commission on November 2, 1998.

     On March 17, 1999, the Company sold 250,000 shares of common stock to one individual in consideration of $125,000. The foregoing shares were sold pursuant to Reg. 504 of the Act and a Form D was filed with the Securities and Exchange Commission on November 2, 1998.

     In April 1999, the Company acquired 99.9% of the issued and outstanding Class A shares of common stock of A Little Reminder (ALR) Ltd. In conjunction therewith, the Company issued 36,533,130 shares of common stock. The total value of all assets carried on the balance sheet of ALR on the date of the transaction was $192,316. No deduction for depreciation or liabilities was made from value so carried on the balance sheet. The foregoing shares were issued pursuant to Reg. 504 of the Act and a Form D was filed with the Commission on February 4, 1999. 6,000,000 of the foregoing shares were returned to the Company and cancelled.

     In March 1999, the Company issued rights to U.S. holders of common stock of the Company. The exercise price of the rights was $0.50 per share. The rights could only be exercised by U.S. residents and the rights expired on April 30, 1999. A total of 248,070 rights were exercised in consideration of $124,035. The rights and underlying shares were issued pursuant to Reg. 504 of the Act and a Form D was filed with the Commission on February 19, 1999.


ITEM 11.  DESCRIPTION OF SECURITIES.

     The Company's securities consist of common stock with a par value of $0.001 per share. The Company's authorized capital is 75,000,000 common shares of which 32,097,841 common shares are issued and outstanding. All of the Company's common stock, both issued and unissued, is of the same class and ranks equally as to dividends, voting powers and participation in the assets of the Company on a winding-up or dissolution. No common shares have been issued subject to call or assessment. Each common share is entitled to one vote with respect to the election of directors and other matters. The shares of common stock do not have cumulative voting rights. Therefore, the holders of a majority of shares voting for the election of directors can elect all the directors then standing for election, if they chose to do so, and in such event the holders of the remaining shares will not be able to elect any directors.

     The common shares have no preemptive or conversion rights, and no provisions for redemption, purchase for cancellation, surrender of sinking fund or purchase fund. Provisions as to the creation or modifications, amendments or variations of such rights or such provisions are contained in the Private Corporations Act, Chapter 78, Nevada Revised Statutes.

     Neither the Articles of Incorporation nor the Bylaws of the Company contain provisions which would delay, defer or prevent a change in control of the Company.

     The Company's transfer agent is Pacific Stock Transfer Company , 5844 Pecos Street, Suite D, Las Vegas, Nevada 89120, telephone (702) 361-3033, facsimile (702) 732-7890.


        ITEM 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The constating documents of the Company provide that the Company shall indemnify any director, officer, employee or agent of the Company to the full extent permitted by the laws of the State of Nevada. Chapter 78, rules 78.7502, 78.751 and 78.752 of the Nevada Revised Statutes contain the provisions which, subject to certain restrictions, in general provide for the Company's ability to indemnify, and thereby limit the personal liability of, the directors and officers of the Company against certain liabilities. Officers and directors of the Company are indemnified generally against expenses, actually and reasonably, incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and, in any criminal matter, had reasonable cause to believe their conduct was not unlawful.


ITEM 13.  FINANCIAL STATEMENTS. - BEGIN ON FOLLOWING PAGE.

KPMG LLP
Chartered Accountants

300 - 1674 Bertram Street          Telephone (250) 763-5522
Kelowna BC V1 Y 9G4                Telefax (250) 763-0044
Canada                             www.kpmg.ca

                    INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of ALR Technologies Inc.
(formerly Mo Betta Corp.)

We have audited the accompanying balance sheets of ALR Technologies Inc. (formerly Mo Betta Corp.) as at December 31, 1998 and 1997 and the related statements of loss, shareholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and cash flows for the years ended December 31, 1998, 1997 and 1996 in accordance with generally accepted accounting principles.

/s/ KPMG LLP

Kelowna, Canada
April 16, 1999

ALR TECHNOLOGIES INC.
(formerly Mo Betta Corp.)
Balance Sheets

December 31, 1998 and 1997

                                  1998           1999

Assets
Current assets:
  Cash                             $  13,748      $      -
  Accounts receivable                  2,000             -
                                   ---------      ---------
                                   $  15,748      $      -
                                   =========      =========

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable and
   accrued liabilities             $  15,573      $      -
Shareholders' equity:
  Capital stock (note 2)              11,042         11,000
  Additional paid in capital          20,708             -
  Deficit                            (31,575)       (11,000)
                                   ---------      ---------
                                         175             -
Subsequent events (note 3)         $  15,748      $      -
                                   =========      =========

On behalf of the Board:



Director
















          See accompanying notes to financial statements.

ALR TECHNOLOGIES INC.
(formerly Mo Betta Corp.)
Statements of Loss

Years ended December 31, 1998, 1997 and 1996

                         1998           1997           1996

Revenue:
 Interest income         $       51     $       -      $       -
Expenses:
  Professional fees          20,626             -              -
                         ----------     ----------     ----------
Net loss                 $   20,575     $       -      $       -
                         ==========     ==========     ==========
Loss per share           $    (0.00)    $       -      $       -
                         ==========     ==========     ==========
Weighted average shares
 outstanding             11,005,116     11,000,000     11,000,000
                         ==========     ==========     ==========






























          See accompanying notes to financial statements.

ALR TECHNOLOGIES INC.
(formerly Mo Betta Corp.)
Statement of Shareholders' Equity

Years ended December 31, 1998, 1997 and 1996

                     Capital Stock           Additional          Total
               Shares                        Paid in             Shareholders
               Outstanding         Amount    Capital   Deficit   Equity

Balances,
December 31,
1995, 1996
and 1997        11,000,000         $ 11,000  $     -   $ (11,000)   $      -

Issuance of
capital stock,
with a par
value of
$0.001 per
share, for
$0.50 per
share              41,500                42    20,708          -       20,750

Net loss for
the year               -                 -         -      (20,575)    (20,575)
               ----------          --------  --------   ---------   ---------
Balances,
December 31,
1998           11,041,500          $ 11,042  $ 20,708   $ (31,575)  $    175
               ==========          ========  ========   =========   ========



























           See accompanying notes to financial statements

ALR TECHNOLOGIES INC.
(formerly Mo Betta Corp.)
Statements of Cash Flows

Years ended December 31, 1998, 1997 and 1996

                                   1998           1997      1996

Cash flows from operating activities:
  Cash paid to service providers   $  (5,053)     $ -       $ -
  Interest income                         51        -         -
                                   ---------      ----      ----
Net cash used by operating
 activities                           (5,002)       -         -
Cash flows from financing
 activities:
  Proceeds from issuance of
   capital stock                      18,750        -         -
                                   ---------      ----      ----
Net increase in cash                  13,748        -         -

Cash, beginning of year                   -         -         -
                                   ---------      ----      ----
Cash, end of year                  $  13,748      $ -       $ -
                                   ---------      ----      ----

Reconciliation of net loss to net
cash used by operating activities

Net loss                           $ (20,575)     $ -       $ -
Adjustments to reconcile net
 loss to net cash provided by
 operating activities:

  Increase in accounts payable
  and accrued liabilities             15,573        -         -
                                   ---------      ----      ----
Net cash used by operating
 activities                        $  (5,002)     $ -       $ -
                                   =========      ====      ====











    See accompanying notes to consolidated financial statements.

ALR TECHNOLOGIES INC.
(formerly Mo Betta Corp.)
Notes to Financial Statements

Years ended December 31, 1998, 1997 and 1996

ALR Technologies Inc. (formerly Mo Betta Corp.) was incorporated under the laws of the State of Nevada on May 24, 1987. The Company changed its name to ALR Technologies Inc. on October 29, 1998. The Company was inactive from July, 1988 to October, 1998 and did not have any assets or liabilities in that period. The Company's operations for the year consisted mainly of the issuance of capital stock and professional fees related to the Company's listing on the National Association of Security Dealers Over the Counter Bulletin Board ("NASD OTCBB").

1.   Significant accounting policies:

     A.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     B.   Fair value of financial instruments:

          The fair value of cash, accounts receivable and accounts payable approximate their carrying value due to the relatively short term to maturity of these instruments. The maximum credit risk for all financial assets is the carrying value of the asset.

     C.   Loss per share:

          Loss per share has been calculated using the weighted average number of shares issued and outstanding during the year.

2.   Capital stock:

     The authorized capital stock of the Company consists of 75,000,000 common shares with a par value of $0.001 per share. Shares issued and outstanding in prior years have been restated to reflect a one thousand for one stock split announced by the Company during the year ended December 31, 1998.

ALR TECHNOLOGIES INC.
(formerly Mo Betta Corp.)
Notes to Financial Statements (continued)
Years ended December 31, 1998, 1997 and 1996

3.   Subsequent events:

     (1) Offer to acquire outstanding Class A common shares of A Little Reminder (ALR) Inc.:
          Subsequent to December 31, 1998 the Company made an offer (the "Offer") to acquire 100% of the issued and outstanding Class A common shares of A Little Reminder (ALR) Inc. ("ALR"). Under the Offer, one common share of the Company will be issued in exchange for each Class A common share issued and outstanding of ALR. As a result of the share exchange, the shareholders of ALR will hold a controlling interest in the Company. On completion of the Offer, 10,000,000 of the Company's issued and outstanding common shares at December 31, 1998 will be cancelled. The Offer expires on April 30, 1999.

     (2)  Rights offering:
          Subsequent to December 31, 1998 the Company made a non-transferable rights offering to its shareholders other than shareholders resident in Canada and the holder of the 10,000,000 shares to be cancelled as discussed in a) above. Each right allows the holder to purchase one common share of the Company at a price of $0.50 per share. The rights offering expires on April 30, 1999.

     (3)  Issuance of common shares:
          Subsequent to December 31, 1998, the Company issued 250,000 common shares for cash of $0.50 per share.

     (4)  Lease commitment:
          Subsequent to December 31, 1998, the Company entered into a lease for office premises. The lease provides for monthly payments of $1,691 per month and expires in March, 2001.

4.   Income taxes:

     The Company has a deferred tax asset at December 31, 1998 equal to the net operating loss carryforward for the year. There were no deferred tax assets or liabilities at December 31, 1997 and 1996. A valuation allowance has been recognized equal to the amount of the deferred tax asset since, based on the Company's lack of taxable income and lack of significant operating revenue, management is unable to assert that it is more likely than not that the Company will realize the benefit of the deferred tax asset. Subsequently recognized tax benefits relating to the deferred tax asset will be reported in the statement of income.

ALR TECHNOLOGIES INC.
(formerly Mo Betta Corp.)
Notes to Financial Statements (continued)

Years ended December 31, 1998, 1997 and 1996

5.   Year 2000 Issue:

     At December 31, 1998, the Company does not own any equipment that is susceptible to problems related to the Year 2000 Issue. The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem and the uncertainty of the Year 2000 readiness of third party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's operations, liquidity or financial condition.

ALR TECHNOLOGIES INC.
(formerly Mo Beta Corp.)
Balance Sheet (US dollars)

As at March 31, 1999 and December 31, 1998

Assets                                  Unaudited Unaudited
                                        1999      1998

Current assets:
 Cash and short term investments           8,149   13,748
 Accounts receivable & prepaid expenses   12,685    2,000

Capital assets                               813
                                        --------  -------
Total assets                              21,647   15,748
                                        ========  =======
Liabilities and Shareholders' Equity

Current liabilities:
 Accounts payable and accrued
  liabilities                             69,443   15,573
                                        --------  -------
Total liabilities                         69,443   15,573

Shareholders' equity:
 Capital stock                           136,042   11,042
 Additional paid in capital               20,708   20,708
 Deficit                                (204,546) (31,575)
                                        --------  -------
Total shareholders' equity               (47,796)     175
                                        --------  -------
Total liabilities and shareholders'
 equity                                   21,647   15,748
                                        ========  =======

ALR TECHNOLOGIES INC.
(formerly Mo Beta Corp.)
Statement of Operations and Deficit (US dollars)

As at March 31, 1999 and March 31, 1998

                                        Unaudited Unaudited
                                        1999      1998

Revenue:
 Interest Income                             159
                                        --------  -------
Total revenue                                159       -

Expenses:
 Bank charges                                264
 Foreign exchange (gain) loss               (242)
 Investor and public relations            25,709
 Marketing and advertising                54,136
 Membership fees                           4,975
 News releases                               347
 Office supplies                             260
 Printing                                 11,321
 Postage                                  14,224
 Professional & consulting fees           11,230
 Regulatory fees                             961
 Rent and parking                          2,537
 Salaries and wages                       21,009
 Telephone                                10,547
 Travel and related expenses              15,852
                                        --------  -------
                                         173,130       -
                                        --------  -------
Net earnings for the period (loss)      (172,971)      -

Retained earnings beginning of year      (31,575) (11,000)
                                        --------  -------
Retained earnings end of year           (204,546) (11,000)
                                        ========  =======

ALR TECHNOLOGIES INC.
(formerly Mo Beta Corp.)
Statement of Cash Flows (US dollars)

As at March 31, 1999 and March 31, 1998

                                        Unaudited      Unaudited
                                        1999           1998

Cash flows from operating activities:
 Loss for period                        (172,971)
 Increase in accounts receivable         (20,185)
 Increase in accounts payable             63,370
                                        --------       -----
Net cash used by operating activities   (129,786)         -

Cash flows from financing activities:
 Proceeds from issuance of capital
  stock                                  125,000
                                        --------       -----
Net cash provided by financing
 activities                              125,000          -

Cash flows from investing activities:
 Purchase of capital assets                 (813)
                                        --------       -----
Net cash provided by financing
 activities                                 (813)         -
                                        --------       -----
Increase (decrease) in cash during
 the period                               (5,599)         -

Cash, beginning of period                 13,748
                                        --------       -----
Cash, end of period                        8,149          -
                                        ========       =====

KPMG LLP
Chartered Accountants
300 - 1674 Bertram Street          Telephone (250) 763-5522
Kelowna BC V1Y 9G4                 Telefax (250) 763-0044
Canada                             www.kpmg.ca

                    INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
A Little Reminder (ALR) Inc.

We have audited the accompanying consolidated balance sheet of A Little Reminder (ALR) Inc. as at December 31, 1998 and the related consolidated statements of loss and deficit and cash flows for the six month period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and cash flows for the six month period then ended in accordance with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note I to the financial statements, the Company has suffered recurring losses and negative cash flow from operations and has a net capital deficiency, conditions that raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Kelowna, Canada March 29, 1999, except for note 12, as to which the date is April 12, 1999.

                                   Telephone (403) 461-3800
                                   #301 Bedford Square
M & A                              4209 - 99 Street
MOWBREY & ASSOCIATES               Edmonton, Alberta T6E 5V7
CHARTERED ACCOUNTANTS              Fax (403) 462-4536

                    INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
A Little Reminder (ALR) Inc.

We have audited the accompanying consolidated balance sheet of A Little Reminder (ALR) Inc. as at June 30, 1998 and 1997 and the related consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1998 and 1997 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will. continue as a going concern. As discussed in note I to the financial statements, the Company has suffered recurring losses and negative cash flow from operations and has a net capital deficiency, conditions that raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                              /s/ Mowbrey & Associates
                              Chartered Accountants

Edmonton, Canada
February 19, 1999

A LITTLE REMINDER (ALR) INC.
Consolidated Balance Sheet
$ United States

December 31, 1998 and June 30, 1998 and 1997

                              12/31/98  06/30/98  06/30/97

Assets
Current assets:
  Cash                        $  33,642 $  35,935 $      -
  Accounts receivable, net
   of allowance of $1,454
   (1998 and 1997 - nil)         10,963    14,901    29,547
  Income taxes recoverable        8,727     9,092    10,903
  Inventories (note 4)          266,975    80,047    86,858
  Prepaid expenses                1,021     5,630     1,205
                              --------- --------- ---------
                                321,328   145,605   128,513
Capital assets (note 5)          29,658    26,375    42,405
Notes receivable                     -         -      5,720
                              --------- --------- ---------
                              $ 350,986 $ 171,980 $ 176,638
                              ========= ========= =========
Liabilities and Deficiency
 in Assets
Current liabilities:
  Bank indebtedness           $      -  $      -  $  22,604
  Accounts payable and accrued
   liabilities                  372,775    80,705   163,917
  Demand loan (note 6)           48,914        -         -
  Current portion of long
   term debt (note 7)           260,975   111,237    35,101
                              --------- --------- ---------
                                682,664   191,942   221,622
Long term debt (note 7)         136,081   267,241   197,686
Due to Tren Exploration Inc.
 (note 8)                            -     67,943        -
Deficiency in assets:
  Share capital (note 9)        422,143   305,790   206,051
  Deficit                      (890,692) (702,283) (453,727)
                              --------- --------- ---------
                               (468,549) (396,493) (247,676)
  Foreign currency
  translation adjustment            790    41,347     5,006
                              --------- --------- ---------
                               (467,759) (355,146) (242,670)







                                F-3a

A LITTLE REMINDER (ALR) INC.
Consolidated Balance Sheet
$ United States

December 31, 1998 and June 30, 1998 and 1997

                              12/31/98  06/30/98  06/30/97

Related party transactions (note 10)
Commitment (note 11)
Subsequent events (note 12)
Year 2000 Issue (note 13)
                              --------- --------- ---------
                              $ 350,986 $ 171,980 $ 176,638
                              ========= ========= =========
































    See accompanying notes to consolidated financial statements

On behalf of the Board:


Director                           Director

                                F-3b

A LITTLE REMINDER (ALR) INC.
Consolidated Statement of Loss and Deficit
$ United States
Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

                              Six month
                              period ended   Year ended     Year ended
                              December 31    June 30        June 30
                              1998           1998           1997

Sales                         $ 218,208      $ 409,870      $ 133,352
Cost of sales                   159,350        297,024        114,031
                              ---------      ---------      ---------
                                 58,858        112,846         19,321
Expenses
  Amortization                    4,124          8,894         12,823
  Development costs               6,105         35,202         35,492
  Foreign exchange loss          13,149             -              -
  Interest on long term debt     17,386         20,738          8,472
  Professional fees             130,427         42,392         24,601
  Rent                            8,571         23,124         13,062
  Selling, general and
   administrative                79,780         83,716         62,721
  Wages and benefits             55,638        125,490        122,002
                              ---------      ---------      ---------
                                315,180        339,556        279,173
                              ---------      ---------      ---------
Net loss before the
 undernoted                     256,322        226,710        259,852
Other income (expense):
  Loss (gain) on disposal of
   capital assets                    -         (16,126)         2,335
  Loss on write-off of loan
   receivable                        -          (5,720)            -
                              ---------      ---------      ---------
                                     -         (21,846)         2,335
                              ---------      ---------      ---------
Net loss for the period         256,322        248,556        257,517
Deficit, beginning of period    634,370        453,727        196,210
                              ---------      ---------      ---------
Deficit, end of period        $ 890,692      $ 702,283      $ 453,727
                              =========      =========      =========
Loss per Class A share        $   (0.01)     $   (0.01)     $   (0.01)
                              =========      =========      =========
Weighted average Class A
 shares outstanding           31,404,279     20,789,863     20,000,000
                              ==========     ==========     =========



    See accompanying notes to consolidated financial statements

A LITTLE REMINDER (ALR) INC.
Consolidated Statement of Cash Flows
$ United States
Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

                                       Six month
                                       period
                                       ended         Year ended    Year ended
                                       12/31/98      06/30/98      06/30/97

Cash flows from operating activities (note 14):
 Cash received from customers          $  221,547    $  601,719    $  170,489
 Cash paid to suppliers and employees    (419,744)     (983,122)     (383,175)
 Interest paid on long term debt           (9,483)      (29,482)     (115,959)
                                       ----------    ----------    ----------
Net cash used by operating activities    (207,627)     (282,186)     (157,775)

Cash flows from financing activities:
 Proceeds from long term debt              42,990       616,021       134,237
 Repayment of long term debt              (15,130)      (96,598)     (210,239)
 Class A shares issued for net cash assets
  on business combination                  91,401            -             -
 Class A shares issued for cash            95,219            -        206,049
 Class A shares redeemed                       -       (206,049)           -
                                       ----------    ----------    ----------
Net cash provided by financing
  activities                              214,480       313,374       130,047

Cash flows from investing activities:
 Purchase of capital assets                (8,467)       (8,990)      (24,168)
 Proceeds on disposal of capital assets        -             -         20,112
                                       ----------    ----------    ----------
 Net cash used in investing activities     (8,467)       (8,990)       (4,056)

Foreign currency translation adjustment      (679)       36,341         5,565
                                       ----------    ----------    ----------
Increase (decrease) in cash                (2,293)       58,539       (26,219)

Cash, beginning of period                  35,935      (22,604)         3,615
                                       ----------   ----------     ----------
Cash, end of period                    $   33,642   $   35,935     $  (22,604)
                                       ==========   ==========     ==========




The Company's non cash investing activities for all periods presented consists solely of net assets acquired in the business combination described in note 3.







    See accompanying notes to consolidated financial statements

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

A Little Reminder (ALR) Inc. was incorporated under the laws of British Columbia on May 24, 1996 under the name 4052 Investments Ltd. On July 25, 1996, the name of the Company was changed to Tren Exploration Inc. On September 23, 1996, the Company was continued under the federal laws of Canada. On July 29, 1998, the Company's name was changed to A Little Reminder (ALR) Inc.

The principal business activity of the Company includes the design, marketing, and distribution of a medication compliance device called the ALR system.

1.   Basis of presentation:

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of operations in the foreseeable future.

     The Company's ability to continue as a going concern is dependent upon its ability to obtain financing to repay its current obligations and its ability to achieve profitable operations. The outcome of these matters cannot be predicted at this time.

     These consolidated financial statements do not give effect to any adjustments which could be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the consolidated financial statements.

     Management plans to obtain financing through the exercise of outstanding warrants (see note 12 (c)) and expand its operations into the United States through a business combination with a United States public company (see note 12 (a)).

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

2.   Significant accounting policies:

     a.   Translation of financial statements

          For the all periods presented, A Little Reminder (ALR) Inc. operated primarily in Canada, and its operations were conducted primarily in Canadian currency. These statements are presented in United States currency for the convenience of readers accustomed to United States currency. The method of translation applied was as follows:

          i) Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, being US $1.00 per Cdn. $1.5333 (June 30, 1998 - US $1.00 per
               Cdn. $1.4716; June 30, 1997 - US $ 1.00 per Cdn.
               $1.3810).

          ii) Revenues and expenses are translated at the average exchange rate for the six month period ended December 31, 1998, being US $1.00 per Cdn. $1.5285 (year ended June 30, 1998 - US $ 1.00 per Cdn. $1.4216; year ended
               June 30, 1997 - US $1.00 per Cdn. $1.3685).

          iii) The net adjustment arising from the translation is recorded as a separate component of shareholders' equity called "foreign currency translation adjustment".

     b)   Basis of consolidation

          The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Timely Devices Inc. ("TDi"). All significant intercompany balances and transactions have been eliminated on consolidation.

          Effective July 27, 1998, Tren Exploration Inc. ("Tren") acquired 100% of the outstanding Class A common shares of A Little Reminder (ALR) Inc. ("ALR (old)") through an exchange of shares. As ALR (old) shareholders obtained control of Tren through the exchange of their Class A common shares for Class A common shares of Tren, the acquisition of ALR (old) has been accounted for in these consolidated financial statements

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

2.   Significant accounting policies: (continued)

     b)   Basic of consolidation (continued)

          as a reverse acquisition. Effective July 29, 1998, ALR (old) was wound up into Tren and, as a result, Tren acquired 100% of the outstanding common shares of TDi. Also on this date, Tren changed its name to A Little Reminder (ALR) Inc. ("ALR
          (new)"). ALR (old) was not active for the period from July
          1, 1998 to July 27, 1998, the date of acquisition. Consequently, the consolidated statements of loss and deficit and cash flows reflect the results of operations and changes in financial position of TDi, for the six month period ended December 31, 1998, combined with those of its legal parent, Tren and subsequently ALR (new), from acquisition on July 27, 1998, in accordance with generally accepted accounting principles for reverse acquisitions.

          In these notes to the consolidated financial statements, the Company, prior to the business combination, is referred to as "Tren", and after completion of the business combination, is referred to as "ALR (new)".

     c)   Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     d)   Financial instruments

          The fair values of cash, accounts receivable, income taxes recoverable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of these instruments. It is not possible to arrive at a fair value for the demand loan as the maturity date is not determinable.

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

2.   Significant accounting policies (continued):

     d)   Financial instruments (continued)

          The fair value of the Royal Bank of Canada loan, note payable and grant repayable approximate their carrying value because they bear interest at rates which are not significantly different from current market rates. It is not practical to determine a fair value for the promissory note payable and shareholders' loans due to the nature of the amounts and the absence of a market for such financial instruments. The fair value of the General Motors Acceptance Corporation financing agreement is not materially different from its carrying value. Fair value has been estimated by discounting future principal and interest cash flows at the current rate available for the same or similar instrument. The maximum credit risk exposure for all financial assets is the carrying value of the asset.

     e)   Inventories

          Raw material inventory is stated at the lower of cost and replacement cost. Finished goods inventory is stated at the lower of cost and net realizable value. Cost for all inventories is determined using a weighted average cost method.

     f)   Capital assets

          Capital assets are stated at cost. Amortization is provided using the declining balance method at the following annual rates:

          Asset                                        Rate
               Automotive equipment                    30%
               Computer equipment                      30%
               Office equipment                        20%
               Production equipment                    30%

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

2.   Significant accounting policies (continued):

     g)   Loss per Class A share

          Loss per Class A share has been calculated using the weighted average number of Class A shares issued and outstanding during the period. The number of issued and outstanding Class A shares of TDi at June 30, 1997 and 1996 reflect the equivalent amount of Tren Class A shares issued in exchange for TDi Class A shares at those dates. The full exercise of the warrants referred to in note 9 (c) are anti-dilutive and consequently loss per Class A share on a diluted basis has not been presented.

3.   Business combination:

     Effective July 27, 1998, ALR (old) and Tren executed a business combination agreement. Tren issued 22,437,500 Class A common shares to the shareholders of ALR (old) in consideration for all of the issued and outstanding Class A common shares of ALR (old) on the basis of 1.022 Class A common shares of Tren for every Class A common share of ALR (old). As the former shareholders of ALR (old) obtained control of Tren through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition and the purchase method of accounting has been applied. Under reverse acquisition accounting, ALR (old) is considered to have acquired Tren with the results of Tren's operations included in the consolidated financial statements from the date of acquisition. The acquisition has been recorded at the net asset value of Tren at the date of acquisition. The acquisition details are as follows:

     Net assets
       Cash                                            $  32,704
       Advances to TDi                                   123,942
       Accounts payable and accrued liabilities          (74,294)
       Demand loan                                       (48,914)
                                                       ---------
     Consideration given for net assets acquired
       22,437,500 Class A common shares issued         $  33,438
                                                       =========

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

3.   Business Combination: (continued)

     As ALR (old) is deemed to be the continuing entity, share capital of ALR (new) has been decreased by $1,804,343 (note 9 (b)) as a result of accounting for this combination as a reverse takeover.

     The consolidated statements of loss and deficit and cash flows reflect the results of operations and changes in financial position of TDi, the legal subsidiary, for the six month period ended December 31, 1998, combined with those of ALR (new) (formerly Tren) the legal parent, from July 27, 1998, being the effective date of the acquisition, to December 31, 1998.

     Under reverse takeover accounting principles and the purchase method of accounting, the results of operations of Tren are included in the consolidated financial statements only from the effective date of the acquisition.

     The following table sets forth unaudited pro-forma statements of operations data of the Company which reflects adjustments to the consolidated financial statements to present the business combinations of Tren, ALR (old) and TDi as if the combinations were effective July 1, 1996 and 1997:

                         December 31    June 30        June 30
                         1998           1998           1997
                         (Unaudited)    (Unaudited)    (Unaudited)

Sales                    $ 218,208      $   409,870    $   133,352
                         =========      ===========    ===========
Net loss for the period  $ 260,464      $ 1,562,862    $ 1,421,229
                         =========      ===========    ===========
Loss per Class A share   $   (0.01)     $     (0.08)   $     (0.07)
                         =========      ===========    ===========

     The pro-forma financial information does not necessarily reflect the results of operations that would have occurred had Tren, ALR
     (old) and TDi constituted a single entity during such periods.

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

4.   Inventories:

                         December 31    June 30        June 30
                         1998           1998           1997

Raw materials            $ 260,065      $ 80,047       $ 86,858
Finished goods               6,910            -
                         ---------      --------       --------
                         $ 266,975      $ 80,047       $ 86,858
                         =========      ========       ========

5.   Capital assets:

                                             Accumulated    Net book
                                   Cost      amortization   value

December 31, 1998
  Automotive equipment             $ 21,209  $  9,981       $ 11,228
  Computer equipment                  7,620     4,840          2,780
  Office equipment                   10,440     1,716          8,724
  Production equipment               10,129     3,203          6,926
                                   --------  --------       --------
                                   $ 49,398  $ 19,740       $ 29,658
                                   ========  ========       ========
June 30, 1998
  Automotive equipment             $ 22,098  $  8,949       $ 13,149
  Computer equipment                  7,938     4,742          3,196
  Office equipment                    4,775     1,404          3,371
  Production equipment                7,834     1,175          6,659
                                   --------  --------       --------
                                   $ 42,645  $ 16,270       $ 26,375
                                   ========  ========       ========
June 30, 1997
  Automotive equipment             $ 23,546  $  3,530       $ 20,016
  Computer equipment                  7,673     3,763          3,910
  Office equipment                    2,767       889          1,878
  Production equipment               27,912    11,311         16,601
                                   --------  --------       --------
                                   $ 61,898  $ 19,493       $ 42,405
                                   ========  ========       ========

6.   Demand loan:

     The demand loan is payable to a former shareholder of the Company, is unsecured, does not bear interest, and has no stated terms of repayment.

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

7.   Long term debt:

                                        12/31/98  06/30/98  06/30/97

Royal Bank of Canada loan               $ 87,961  $ 99,655  $ 108,615
General Motors Acceptance Corporation,
 financing agreement repayable in
 monthly installments of $346 (Cdn.
 $530) including interest at 10.90%
 per annum, due October 1, 2001; secured
 by specific automotive equipment with
 a carrying value of $ 11,227             10,162    12,022    15,840
Note payable, unsecured, bearing
 interest at prime plus 1.5% and
 due on January 31, 1999                 138,403   149,575        -
Promissory note payable to a company
 owned by a former director, unsecured,
 bearing interest at prime plus 1%
 per annum and due July 15, 1998.         67,498    67,943        -
Grant repayable to the Province of
 Alberta, Canada, unsecured, repayable
 at 5% of the Company's annual gross
 revenue and due on January 30, 1999.
 Overdue payments bear interest at prime
 rate plus 2% per annum. At December 31,
 1998 $19,006 of payments were overdue.   22,827    23,782    25,344
Shareholders' loans, unsecured,
 bearing no interest and with no
 stated terms of repayment                70,205    25,501       730
Business Development Bank of
 Canada loan                                  -         -     82,258
                                        --------  --------  --------
                                         397,056   378,478   232,787

Current portion due within one year      260,975   111,237    35,101
                                        --------  --------  --------
                                        $136,081  $267,241  $197,686
                                        ========  ========  ========

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

7.   Long term debt (continued):

     The Royal Bank of Canada loan is repayable in monthly principal installments of $2,772 (Cdn. $4.250) on January 1, 1999 and increasing by $65 (Cdn. $100) per month thereafter. The loan bears interest at the Royal Bank prime rate plus 4.5% per annum and is secured by a general security agreement, postponement of all shareholders' loans and personal guarantees of the principal shareholders.

     The aggregate maturities of long term debt, excluding shareholders' loans, for each of the three years subsequent to December 31, 1998 are as follows:

     1999 - $260,975; 2000 - $45,947; 2001 - $19,929.

8.   Due to Tren Exploration Inc.:

     Due to Tren Exploration Inc. consists of amounts owing from TDi to Tren prior to the business combination referred to in note 3. The balance has been removed on consolidation for the six month period ended December 31, 1998.

9.   Share capital:

     a)   Authorized:

          Unlimited number of Class A voting common shares without par value

          Unlimited number of Class B voting common shares without par value, nonparticipating, redeemable for $0.01 per share and convertible into Class A shares for a period of two years following the date the Company receives receipt for the filing of a prospectus from any Security Commission in Canada at a conversion price of $0.26 (Cdn. $0.40) per Class A share for the first year and $0.30 (Cdn. $0.46) per Class A share for the second year.

          Unlimited number of Class C preferred shares, non-voting without par value

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

9.   Share capital: (continued)

     b)   Issued and outstanding:

                                   December  June 30   June 30
                                   31, 1998  1998      1997

Class A shares (see below)         $ 617,799 $      -  $      -
Class A shares of ALR (old)               -    509,650        -
Class A shares of TDi                     -         -          1
124,695 Class B shares                     1        -         -
Class D shares of TDi                     -         -    206,050
                                   --------- --------- ---------
                                     617,800   509,650   206,051
Treasury shares (6,000,000 Class
 A shares)                          (195,657)       -          -
Investment in Class A shares of Tren      -   (203,860)        -
                                   --------- --------- ---------
                                   $ 422,143 $ 305,790 $ 206,051
                                   ========= ========= =========

     The continuity of the Company's issued and outstanding Class A shares is as follows:

                                        Number of
                                        shares         Amount

TDi
Balance, June 30, 1997 and 1996                100     $       1
Exchanged into ALR (old) Class A shares
 at 200,000 Class A shares for each TDi
 Class A share                          19,999,900            -
                                        ----------     ---------
Class A shares of ALR (old) issued to
 TDi shareholders, at time of business
 combination on November 21, 1997       20,000,000     $       1
                                        ==========     =========
ALR (old)

Balance, September 4, 1997 (date of
 incorporation)                                 -      $      -
Issued for note receivable determined
 to have no value and written off          450,000            -
Class A shares issued to acquire Class
 A shares of TDi (above) recorded at the
 carrying value of ALR (old) net assets 20,000,000             1
                                        ----------     ---------

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

9.   Share capital (continued):

     b)   Issued and outstanding (continued):

                                        Number of
                                        shares         Amount

ALR (old) balance, November 21, 1997
 after business combination with TDi    20,450,000             1
Issued for cash at Cdn. $0.50
 (US $0.33) per share                    1,500,000       489,141
                                        ----------     ---------
Balance, June 30, 1998                  21,980,000       489,142
Exchanged into Tren Class A shares of
 4 shares for each ALR (old) Class A
 share not held in escrow and I Class A
 share for each ALR (old) Class A
 share held in escrow                      487,500            -
                                        ----------     ---------
Class A shares of Tren issued to ALR
 (old) shareholders at time of business
 combination on July 27, 1998           22,437,500     $ 489,142
                                        ==========     =========
ALR (new)

Tren balance, June 30, 1998             10,253,180     $2,293,485
Reduction in the book value of Tren's Class
 A share capital to that of ALR (old)           -      (1,804,343)
                                        ----------     ----------
Tren balance, July 26, 1998, prior
 business combination with ALR (old)    10,253,180        489,142
Class A shares of Tren issued to acquire
 Class A shares of ALR (old) (above),
 recorded at the carrying value of Tren
 net assets                             22,437,500         33,438
                                        ----------     ----------
Tren balance, July 27, 1998, after
 business combination with ALR (old)    32,690,680        522,580
Issued on the exercise of warrants for
 cash at $0.26 (Cdn. $0.40) per share      365,000         95,219
                                        ----------     ----------
ALR (new) balance, December 31, 1998    33,055,680     $  617,799
                                        ==========     ==========

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

9.   Share capital: (continued)

     c)   Warrants:

          The Company has 6,487,000 (June 30, 1998 - nil) warrants outstanding at December 31, 1998. Each warrant entitles the holder to acquire one Class A share of the Company for $0.26 (Cdn. $0.40) per share. The warrants are non-transferable and non-assignable and may only be exercised by the beneficial owner of the warrants as of June 9, 1998. The warrants expire on January 29, 1999 (see note 12 (b)). The continuity of outstanding warrants for the six month period ended December 31, 1998 is as follows:

                                                       Number

Outstanding, June 30, 1998                                    -
Warrants outstanding, July 27, 1998, after business/
 combination                                           6,852,000
Warrants exercised in the period                        (365,000)
                                                       ---------
Outstanding, December 31, 1998                         6,487,000
                                                       ---------
10.  Related party transactions:

     During the six month period ended December 31, 1998, the Company had selling, general and administrative expenses to directors and affiliated companies in the amount of $14,733. At December 31, 1998, the Company had a promissory note payable of $67,498 to a company owned by a former director and loans from shareholders of $70,205. Terms of amounts payable to the company owned by a former director and the loans from shareholders are disclosed in note 7.

11.  Commitment:

     The Company rents premises and a vehicle under operating leases with various expiry dates to May 31, 2003. The annual rent payable in each of the next five years under these leases is as follows:

     1999 - $19,244; 2000 - $11,449; 2001 - $11,449; 2002 - $11,449;
     2003 - $4,770.

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

12.  Subsequent events:

     a)   Offer to acquire outstanding and issued Class A shares:

          Subsequent to December 31, 1998 the Company's shareholders received an offer to transfer their Class A shares to ALR Technologies Inc. ("ALRT"), a Company listed on the NASD OTCBB, in exchange for an equal number of common shares of ALRT. Through the exchange of shares, the Company's shareholders would obtain control of ALRT. The offer is open for acceptance until April 30, 1999,

     b)   Extension of warrant expiry date:

          Subsequent to December 31, 1998 the expiry date of the outstanding warrants was extended to April 30, 1999.

     c)   Exercise of warrants:

          Subsequent to December 31, 1998, 3,491,000 warrants have been exercised for total cash proceeds of $910,715.

13.  Year 2000 Issue:

     The Company is in the process of contacting critical suppliers and customers whose computerized systems interface with the Company's systems, regarding their plans and progress in addressing their Year 2000 Issues. The Company has received varying information from such third parties on the state of compliance or expected compliance. The Company has not developed a Year 2000 remediation plan and has not developed a contingency plan in the event that any critical supplier or customer is not compliant.

     The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem and the uncertainty of the Year 2000 readiness of third party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's operations, liquidity or financial condition.

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

14. Reconciliation of net loss for the period to net cash used by operating activities:

                                   December       June 30,       June 30,
                                   31, 1998       1998           1997

Net loss for the period            $ (256,322)    $ (248,556)    $ (257,517)
Adjustments to reconcile net loss
 for the period to net cash used
 by operating activities:
  Amortization                          4,124          8,894         12,823
  Loss (gain) on disposal of capital
   assets                                  -          16,126         (2,335)
  Loss on write-off of loan receivable     -           5,720             -
  Interest accrued and included in long
   term debt                            5,942             -              -
  Allowance for doubtful accounts       1,454             -
  Decrease in accounts receivable       1,885         16,457         (1,886)
  Increase in inventories            (190,145)         6,811         (5,433)
  Decrease in prepaid expenses          4,383         (4,425)            14
  Increase in accounts payable and
   accrued liabilities                221,052        (83,213)        96,559
                                   ----------     ----------     ----------
                                       48,695        (33,630)        99,742
                                   ----------     ----------     ----------
Net cash used by operating
 activities                        $ (207,627)    $ (282,186)    $ (157,775)
                                   ==========     ==========     ==========

15.  Income taxes:

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented below:

                                        December  June 30,  June 30,
                                        31, 1998  1998      1997

Deferred tax assets (net):
Capital assets, principally due to difference
 in tax and accounting amortization     $   1,996 $   6,627 $   (6,864)
Losses for income tax purposes carried
 forward                                  359,426   243,616    247,937
Share issue costs                         104,328        -          -
Foreign exploration and development
 expenditures                             531,870        -          -
Scientific research and experimental
 development expenditures                      -     25,979         -
                                        --------- --------- ----------
Gross deferred tax assets                 997,620   276,222    241,073
Less valuation allowance                 (997,620) (276,222)  (241,073)
                                        --------- --------- ----------
Net deferred tax assets                 $      -  $      -  $       -
                                        ========= ========= ==========

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

15.  Income tax: (Continued)

     The valuation allowance at July 1, 1998, July 1, 1997 and July 1, 1996 was $276,222, $241,073 and $183,888 respectively. The net change in the valuation allowance for the six month period ended December 31, 1998 and the years ended June 30, 1998 and 1997 was an increase of $721,398, $35,149 and $57,185 respectively.

     The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In the case of foreign exploration and development expenditures, the ultimate realization of the deferred tax asset is dependent upon the generation of taxable resource property income. In order to fully realize the deferred tax assets, the Company will need to generate future taxable income of approximately $2,341,786 and $1,175,404, in order to realize deferred tax assets other than the foreign exploration and development expenditure deferred tax asset, prior to the expiration of the loss carryforwards in 2002. The Company has yet to realize taxable income in any preceding year of operations. Based on the history of tax losses, management is unable to assert that it is more likely than not that the Company will realize the benefits of these differences and, as such, a valuation allowance equal to the gross deferred assets has been assessed.

     Subsequently, recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1998 will be reported in the consolidated statement of loss and deficit, in the year it is determined that it is more likely than not that they will be realized.

16. Canadian generally accepted accounting principles reconciliation:

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. These principles, as applied to the Company's consolidated financial statements, are not materially different than Canadian GAAP.

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States

Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997


17.  Comparative figures:

     Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

A LITTLE REMINDER (ALR) INC.
Consolidated Balance Sheet ($ United States)

March 31, 1999 and December 31, 1998

Assets                                  Unaudited      Audited
                                        March 31       December 31
                                        1999           1998

Current assets:
 Cash and short term investments           186,231       33,642
 Accounts receivable                        51,068       10,963
 Income taxes recoverable                    8,868        8,727
 Inventories                               226,724      266,975
 Prepaid expenses                           25,888        1,021
                                        ----------     --------
                                           498,779      321,328

Capital assets                              29,894       29,658
                                        ----------     --------
                                           528,673      350,986
Liabilities and Shareholders' Equity

Current liabilities:
 Accounts payable and accrued
 liabilities                               409,188      372,775
 Demand loan                                49,702       48,914
 Current portion of long term debt         110,751      260,975
                                        ----------     --------
                                           569,641      682,664
Long term debt                             101,080      136,081

Deficiency in assets:
 Share capital                           1,093,336      422,143
 Deficit                                (1,246,799)    (890,692)
                                        ----------     --------
                                          (153,463)    (468,549)

Foreign currency translation adjustment     11,415          790
                                        ----------     --------
                                           528,673      350,986
                                        ==========     ========

A LITTLE REMINDER (ALR) INC.
Consolidated Statement of Loss and Deficit ($ United States)

Three month period ended March 31, 1999 and March 31, 1998

                                        Unaudited      Unaudited
                                        March 31       March 31
                                        1999           1998

Sales                                       36,023
Cost of sales                               24,167
                                        ----------     ----------
                                            11,856


Expenses:
 Amortization                                1,329
 Development costs                          20,681
 Foreign exchange (gain) loss               (7,323)
 Interest on long term debt                  5,612
 Professional fees                         304,279         13,001
 Rent and parking                            5,955          6,920
 Selling, general and administrative        20,855         15,523
 Wages and benefits                         49,472
                                        ----------     ----------
                                           400,860         35,444
                                        ----------     ----------
Net earnings for the period (loss)        (389,004)       (35,444)

Retained earnings beginning of year       (857,795)    (2,173,947)
                                        ----------     ----------
Retained earnings end of year           (1,246,799)    (2,209,392)
                                        ==========     ==========

A LITTLE REMINDER (ALR) INC.
Consolidated Statement of Cash Flows ($ United States)

Three month period ended March 31, 1999 and March 31, 1998

                                             Unaudited      Unaudited
                                             March 31       March 31
                                             1999           1998

Cash flows from operating activities:
 Cash received from customers                  36,023
 Cash paid to suppliers and employees        (410,204)      (72,257)
 Interest paid on long term debt               (5,612)
                                             --------       -------
Net cash used by operating activities        (379,793)      (72,257)

Cash flows from financing activities:
 Proceeds from long term debt                (149,436)
 Repayment of long term debt
 Class A shares issued for cash               671,193
 Class A shares redeemed
                                             --------       -------
Net cash provided by financing activities     521,757

Cash flows from investing activities:
 Purchase of capital assets
                                             --------       -------
Net cash used in investing activities

Foreign currency translation adjustment        10,625
                                             --------       -------
Increase (decrease) in cash during
 the period                                   152,589       (72,257)

Cash, beginning of period                      33,642        81,868
                                             --------       -------
Cash, end of period                           186,231         9,611
                                             ========       =======

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no changes in or disagreements with the Company's independent accountant.


ITEM 15.  INDEX TO FINANCIAL STATEMENTS AND EXHIBITS.

(a)  Financial Statements:

(b)  Exhibits:

Exhibit
Number         Description

3.1            Initial Articles of Incorporation

3.2            Bylaws

3.3 Articles of Amendment to the Articles of Incorporation, as filed on

3.4 Articles of Amendment to the Articles of Incorporation, as filed on

27.1           Financial Data Schedule

99.1           Distribution Agreement between the Company and ALR.

99.2           Pooling Agreement

99.3           Amended Pooling Agreement

99.4           Lock-Up Agreement

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Company has caused this signature page to be signed on its behalf by the undersigned, thereunto duly authorized.

                              ALR TECHNOLOGIES INC.



                              BY:  /s/ Robert G. Eadie
                                   Robert G. Eadie


     Further each officer and director certifies that he has read the foregoing Form 10-SB registration statement; knows the contents thereof; and, warrants that the information contained therein is true and correct and does not omit any material information required be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

Name                     Title                         Date


/s/ Lorne Drever         Vice President and            June 21, 1999
Lorne Drever             Member of the Board of
                         Directors.


/s/ Robert G. Eadie      President and a member of     June 21, 1999
Robert G. Eadie          the Board of Directors



/s/ Greg Rae             Vice President - Technology   June 21, 1999
Greg Rae                 and a member of the Board of
                         Directors